[Ropes & Gray LLP Letterhead]

November 9, 2005

Pamela A. Long

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Re:	Reebok International Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed September 21, 2005
File No. 001-09340
Form 10-K for the year ended December 31, 2004
Filed April 15, 2005
File No. 001-09340
Form 10-Q for the period ended June 30, 2005
Filed August 9, 2005
File No. 001-09340

Dear Ms. Long:

Our client, Reebok International Ltd. (“Reebok”) has authorized us to respond to your letter of October 19, 2005 containing your comments on the filings referred to above.  For reference purposes, your comments are reproduced in bold in numerical sequence in this letter, and the corresponding responses of Reebok are shown below each comment.

We have filed simultaneously with this letter a revised version of the Preliminary Proxy Statement on Schedule 14A that reflects our responses.

Thank you for your attention to Reebok’s filings.  As Reebok and adidas-Salomon AG (“adidas”) are eager to proceed with the merger as soon as possible, we look forward to discussing this letter and the revised filing at your earliest convenience.

Preliminary Proxy Statement on Schedule 14A, Filed September 21, 2005 General

1.                        Please supplementally provide us with a copy of the board book.

Response to Comment 1

Please refer to the Response to Comment 13.

2.                        The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents.  The Summary Term Sheet should set forth the principal terms of the transaction, not summarize the entire document.  It should also be concise.  Please revise.  For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release No. 33-7760.

Response to Comment 2

We have added a Summary Term Sheet before the Table of Contents in response to this comment.

Letter to Stockholders and Notice of Special Meeting of Stockholders

3.                        Please revise your description of the merger to state simply that adidas-Salomon AG will acquire you through a merger and you will cease to exist as a public company.

Response to Comment 3

We have revised the description of the merger to state that adidas will acquire Reebok through a merger and Reebok will cease to be a public company.

4.                        In the Letter to Stockholders, please disclose along with the board’s recommendation that it will directly benefit from the merger.  Make similar revisions in all applicable places in the proxy statement.

Response to Comment 4

We believe that the requested disclosure would give an incorrect impression of this transaction.  The board as a group receives no benefit from the merger and the directors in their capacity as directors will receive no benefit other than as Reebok security holders.

Questions and Answers About the Merger, page i

5.                        Please disclose what percentage of unaffiliated shareholders needs to vote for the merger in order to approve the transaction.  Where appropriate, please provide this information elsewhere in the filing.

Response to Comment 5

We have revised the Questions and Answers section and other appropriate sections on pages 3 and 11 of the proxy statement to include disclosure of the percentage of unaffiliated shareholders that needs to vote for the merger in order to approve the merger.  We have also included such disclosure in the Summary Term Sheet.

Summary Relating to the Merger, page 1

6.                        Please add a section that briefly summarizes the reasons for the merger that you disclose in more detail on pages 15-17.

Response to Comment 6

We have added a section summarizing the reasons for the merger to the Summary Relating to the Merger on page 4 of the proxy statement.

Appraisal Rights, page 12

7.                        We note your disclosure here.  Please also revise to disclose whether the failure to vote against the proposal will constitute a waiver of its appraisal rights or your conclusions with respect to such failures to vote.

Response to Comment 7

We have revised the Appraisal Rights sections on pages 4 and 12 of the proxy statement and in the Question and Answer section to disclose whether the failure to vote against the proposal constitutes a waiver of appraisal rights.

8.                        Please revise this section to state the basis for your belief that shareholders are not entitled to appraisal rights.  The reference to Section 13.02(a)(1) of the Massachusetts Business Corporation Act alone is not meaningful to investors.

Response to Comment 8

We have revised the Appraisal Rights sections on pages 4, 12 and 31 of the proxy statement and in the Question and Answer section to state the basis for Reebok’s belief that shareholders are not entitled to appraisal rights.

The Merger, page 13

Background of the Proposed Merger, page 13

9.                        Please expand your discussion throughout as to why the board decided to pursue a merger with adidas, as opposed to any other strategic alternative.  See Regulation M-A, Item 1004(a)(2)(iii).

Response to Comment 9

We have expanded the Background section on pages 14 and 15 of the proxy statement to make clear that the Board of Directors considered maintaining Reebok as a stand-alone entity, but decided that it was in the best interest of the shareholders to pursue, and eventually adopt, a merger agreement with adidas.

10.                 We note your statement that between May 27 and June 16, 2005, the parties were preliminarily discussing an offer in the vicinity of $55.00 per share.  Please expand your discussion of the negotiations during this period to state whether you, adidas, or Credit Suisse First Boston initially proposed this figure.

Response to Comment 10

We have revised the Background section on page 14 of the proxy statement to make clear that adidas made the preliminary offer of $55.00 per share.

11.                 You refer several times throughout this section to “significant terms” and “certain covenants” that were part of the merger agreement negotiation process.  Please revise to tell investors what these terms and covenants were.

Response to Comment 11

We have revised the Background section on page 15 of the proxy statement to further explain the “significant terms” and “certain covenants” that were part of the merger agreement negotiation process.

Reasons for the Merger, page 15

12.                 Please briefly summarize and disclose the Board’s analysis for each material factor, including the risks and countervailing factors disclosed on pages 16 and 17.

Response to Comment 12

We have revised the Reasons for the Merger section on pages 16-17 of the proxy statement to make clear the Board’s opinion on each factor.  As noted in the disclosure, the Board did not attach special significance to any one material factor, but concluded that the benefits of the transaction outweighed the risks and countervailing factors of the transaction.

Opinion of Reebok’s Financial Advisor, page 17

13.                 Please provide for staff review all materials prepared by Credit Suisse First Boston and provided to Reebok’s board, or their representatives.  Provide all transcripts, summaries, and video presentation materials.  We may have further comment based on our review of these materials.

Response to Comment 13

The presentation materials prepared by Credit Suisse First Boston for the Reebok board of directors at its August 2, 2005 meeting and summarized under the caption “Opinion of Reebok’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Credit Suisse First Boston on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended.  In accordance with such Rule, counsel for Credit Suisse First Boston has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel for Credit Suisse First Boston has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.  We advise the Staff that an earlier draft of these presentation materials were prepared by Credit Suisse First Boston for the Reebok board of directors in connection with the July 26, 2005 meeting. These materials were modified to reflect updated information in the August 2, 2005 presentation and were subsumed and superseded by the August 2, 2005 written presentation.

Accordingly, only the August 2, 2005 materials, presented at the meeting at which Credit Suisse First Boston delivered its opinion, have been submitted.

14.                 We note your statement on page 18 that Credit Suisse First Boston received financial forecasts from you.  Please provide us supplementally with copies of these forecasts and all other financial information you prepared for your financial advisor.  Please also confirm to us that these projections were not made to adidas or, alternatively, revise your proxy statement to include them in the filing.  We may have further comment.

Response to Comment 14

There were two sets of financial forecasts provided to Credit Suisse First Boston.  The first set of forecasts, referred to on page 22 of the proxy statement as “Case 1”, was provided to Credit Suisse First Boston and adidas.  The second set of forecasts, referred to on page 22 of the proxy statement as “Case 2”, was used in connection with Reebok’s bank financing and provided to Credit Suisse First Boston but not provided to adidas.  Per the Staff’s request, both of these forecasts are being provided supplementally to the Staff pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended.  We have enclosed a return express envelope that will allow you to return these forecasts to us when you have completed your review.  However, for the reasons described below, we do not believe that it is necessary to include either the Case 1 or the Case 2 forecasts in the proxy statement.

adidas did not receive the Case 2 forecasts prior to execution of the merger agreement, and adidas has advised us that it did not rely upon the Case 1 forecasts in making its investment decision to acquire Reebok.  adidas has advised us that, in making that decision, it relied upon its own internal assessment of the prospects of the combined company, rather than on Reebok’s internal financial forecasts for Reebok as a stand-alone entity.

As we are confident that the Staff is aware, both the Case 1 and Case 2 forecasts were based on Reebok internal financial forecasts prepared for internal use, sales forecasting, capital budgeting, other management decisions and, in the case of Case 2, Reebok’s bank financing.  These forecasts do not purport to present operations in accordance with generally accepted accounting principles, and Reebok’s independent auditors did not examine or compile the forecasts.  In addition, the forecasts reflect numerous assumptions made by Reebok management, all of which involve matters that are difficult to predict, and many of which are beyond Reebok’s control.  Finally, the projections have not been updated to reflect any post-announcement events.  As a result, Reebok believes that it would be inappropriate and potentially misleading to disclose the Case 1 and Case 2 forecasts in the proxy statement.

15.                 Please disclose, if true, that no updated opinion will be obtained.

Response to Comment 15

We have added disclosure on page 18 of the proxy statement stating that no updated opinion will be obtained from Credit Suisse First Boston.

16.                 In your discussion of the discounted cash flow analysis, state the basis for assuming the range of EBITDA multiples, as well as the basis for assuming the range of discount rates.

Response to Comment 16

We have revised the disclosure appearing on page 23 of the proxy statement in response to this comment.

17.                 Please disclose how Credit Suisse selected the companies used in its selected companies and selected acquisitions analyses.  Disclose whether any companies meeting these criteria were excluded from the analyses.

Response to Comment 17

We have revised the disclosure appearing on pages 21 and 22 of the proxy statement in response to this comment.

Other Factors, page 22

18.                 Please expand your discussion of “Other Factors” considered by Credit Suisse First Boston in reaching its determination that the merger was fair, from a financial point of view, to your shareholders.  This discussion should explain the financial advisor’s methods of analyses of these factors, as well as the results of these analyses, as compared to the merger consideration.

Response to Comment 18

We supplementally advise the Staff that the factors included under “Other Factors” were not material to Credit Suisse First Boston’s fairness assessment and were intended to describe comprehensively certain pages in Credit Suisse First Boston’s financial presentation to the Reebok board of directors which were included solely for informational purposes as a part of a general overview of Reebok and adidas.  We have modified the disclosure appearing on page 23 of the proxy statement in response to this comment.

Miscellaneous, page 22

19.                 We note your disclosure in the second to last paragraph under the subsection.  Please revise to disclose the information required by Item 1015(b)(4) of Regulation M-A.

Response to Comment 19

                We have revised the Miscellaneous section on page 23 of the proxy statement in response to this comment.

20.                 Please revise to state the aggregate transaction value and the fee that Credit Suisse will receive upon consummation of the merger.

Response to Comment 20

                We have added disclosure on page 24 of the proxy statement in response to this comment.

Governmental Regulatory Filings Required in Connection with the Merger, page 31

21.                 Please update this information.

Response to Comment 21

                We have updated the Governmental Regulatory Filings Required in Connection with the Merger section on page 34 of the proxy statement and the Summary Relating to the Merger on page 7 of the proxy statement to include the fact that the Hart-Scott Rodino Antitrust Improvements Act of 1976 (“HSR Act”) waiting period ended on October 3, 2005 and therefore the proposed transaction has been cleared in the United States under the HSR Act.  We have also updated the Other Jurisdictions section on page 35.

Merger Agreement and Stockholders Agreement, page 35

22.                 Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders’ votes.

Response to Comment 22

                We have revised the Conditions to Closing section on page 47 of the proxy statement regarding waiver of conditions to the merger and the Other Covenants section on page 43 of the proxy statement regarding re-soliciting of shareholders’ votes.

Merger Consideration, page 35

23.                 Please disclose the anticipated aggregate amount of consideration that adidas will pay for outstanding shares of common stock.

Response to Comment 23

                We have added disclosure on the aggregate merger consideration on page 37 of the proxy statement in response to this comment.

24.                 Please disclose how adidas-Salomon AG intends to finance the $59.00 per share cash payment.  Please also disclose whether adidas-Salomon AG has a signed agreement in place to finance the cash payment, such that financing is assured.  See Instruction 2 to Item 14 of Schedule 14A.

Response to Comment 24

                We have added disclosure on page 36 of the proxy statement in response to this comment.

Security Ownership of Certain Beneficial Owners and Management, page 48

25.                 Please supplementally explain the discrepancy in the number of shares beneficially owned by Mr. Paul B. Fireman in the table that appears on page 48 with the table that appears on page 49.  Revise as necessary.

Response to Comment 25

                We have revised the number of shares beneficially owned by Mr. Fireman in the table that appears on page 50 of the proxy statement.  The number did not include options held vesting within 60 days.

Expenses and Solicitation, page 52

26.                 Please update to include the missing information in this section and in the forepart of your proxy statement concerning the independent proxy solicitation firm that you intend to retain.  Please be sure to disclose the material features of your contract with this firm.  Refer to Item 4(a)(3) of Schedule 14A.  Additionally, please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.  Please refer to Item 14a-6(b) and (c) and confirm your understanding.

Response to Comment 26

                We have revised pages 12 and 54 of the proxy statement to indicate the choice of MacKenzie Partners, Inc. as the independent proxy solicitation firm and to disclose the material features of the contract with MacKenzie Partners, Inc.  Reebok confirms its understanding of the requirements of Rule 14a-6(b) and (c).

Annex B, Opinion of Credit Suisse First Boston

27.                 Please revise the opinion to state that Credit Suisse First Boston has consented to the summary of its opinion in the proxy statement, or include such a statement in the proxy statement.

Response to Comment 27

                We wish to point out to the Staff that the opinion of Credit Suisse First Boston, unlike many forms of opinion, does not contain language precluding the inclusion of its opinion in the proxy statement.  It is our understanding, based on other transactions reviewed by the Staff, that the proposed disclosure generally is requested by the Staff only when such limiting language appears in a financial advisor’s opinion.  In light of the foregoing and consistent with our understanding of the Staff’s position in similar transactions and the fact there is no line item requirement in the proxy rules, we respectfully submit that such disclosure is not necessary or required for purposes of the proxy statement.

Proxy Card

28.                 Please revise your discussion of proposal 1 to state the merger consideration.

Response to Comment 28

                We do not believe that Massachusetts or federal law requires the merger price to be set forth on the proxy card.

Form 10-K for the Year Ended December 31, 2004
Liquidity and Sources of Capital, page 46
Off Balance Sheet Arrangements, page 48

29.                 Please tell us how you determined the classification of the leases for your Massachusetts headquarters and your distribution facility in Rotterdam as operating leases, given the substantial residual value guarantees and purchase options on the buildings.  Please provide support for your conclusions and cite the accounting literature used to determine the appropriate accounting.

Response to Comment 29

Reebok has concluded that the leases for its Massachusetts headquarters in Canton, Massachusetts and for its distribution facility in Rotterdam, the Netherlands are operating leases based on the following analysis under SFAS 13.

Massachusetts Headquarters Lease

Background

On March 27, 1998 Reebok entered into a lease agreement and related agreements (the “Original Canton Lease”) with Credit Suisse Leasing 92A, L.P. (the “Lessor”), various lenders, Credit Suisse First Boston (as administrative agent), Wachovia Bank (as syndication agent), and Fleet Bank (as documentation agent) related to the acquisition, construction and occupancy of its headquarters facility in Canton, Massachusetts (the “Canton Facility”).  The base term of the Original Canton Lease expired on March 27, 2004.  The Original Canton Lease was accounted for as an operating lease.

On March 19, 2004 the Original Canton Lease was amended and restated (the “Amended Canton Lease”) and the term renewed for an additional five years (the “Base Term”).  In addition, under the Amended Canton Lease, Reebok has the option (the “Renewal Options”) to extend the Base Term for two additional terms of five years each (the “Renewal Periods”), for a total potential lease term of fifteen years.  However, Reebok’s option to extend the term for either Renewal Period requires the consent of the Lessor.

At the expiration of the Base Term of the Amended Canton Lease, Reebok has three options:

1.	Renew the lease (subject to the Lessor’s consent) for up to two additional five year terms (“Option 1”).
2.

Purchase the property for its “Termination Value,” as determined under the Amended Canton Lease, which is an amount effectively equal to the amount financed by the lenders in connection with the acquisition and construction of the Canton Facility ($150 million) (“Option 2”).

3.	Arrange for a sale of the property to a third party. In this case, Reebok guarantees a minimum residual amount ($128.3 million) (the “Guaranteed Residual Amount”) (“Option 3”).

In the absence of choosing any of the available options, Option 2 applies.

               Based on an appraisal obtained by Reebok from CB Richard Ellis Group, Inc., dated February 2, 2004 (the “Ellis Appraisal”), the then current fair value of the Canton Facility at the inception of the Amended Canton Lease was estimated by the appraiser to be substantially the same as the amount financed under the Amended Canton Lease.  The following is a summary of the components of the fair value of the Canton Facility, as estimated by Reebok based on the Ellis Appraisal:

Property Type	Total Fair Value	Fair Value as a Percentage of Total Value
Land	$13,000,000	8.7%
Facility	137,000,000	91.3%
Total estimated value of land, building and improvements	$150,000,000	100%

Evaluation of Lease Under US GAAP

In accordance with paragraph 9 of SFAS 13, the Amended Canton Lease is considered a new lease because the Original Canton Lease was renewed beyond the expiration of its original term.  Therefore, upon the effective date of the Amended Canton Lease, Reebok was required to evaluate the classification of the Amended Canton Lease.  Under SFAS 13, paragraph 7, a lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:

1.	Ownership is transferred to the lessee by the end of the lease term.
•

This criterion is not satisfied because at the end of the Base Term of the Amended Canton Lease title is not automatically transferred to Reebok. Title is only transferred to Reebok if Option 2 is exercised or applies as the default option and Reebok pays the option price which is equal to the Termination Value ($150 million).

2.	The lease contains a bargain purchase option.
•

This criterion is not satisfied because Reebok may only purchase the property, pursuant to Option 2, at the Termination Value ($150 million) which is, based on the Ellis Appraisal, equal to the estimated fair value of the Canton Facility at the end of the Base Term.

3.	The lease term is at least 75% of the property's estimated remaining economic life.
	•	Based on the following factors, this criterion is not satisfied:
•

EITF 92-1 provides that when a lease involves land and buildings, as the Amended Canton Lease does, and the fair value of the land is 25% or more of the total fair value of the leased property at the inception of the lease, the lease must be separated into its land and building components for purposes of applying the 75% test of SFAS 13.    Based upon the detail of the estimated fair values of the components of land and building as provided by the Ellis Appraisal (detailed above), the estimated fair value of the land does not exceed 25% of the appraised (fair market) value of the property.  Consequently, Reebok is not required to bifurcate the land and building components for the purposes of the 75% test.

		•	The Base Term of the Amended Canton Lease is 5 years. This term represents the fixed non-cancelable term (SFAS 98 paragraph 22a). The Amended Canton Lease does not include any bargain renewal options or renewal penalties.  Further, as noted above, the Renewal Options may not be exercised by Reebok without the consent of the Lessor.  Therefore, the Base Term is the appropriate term for purposes of the 75% test.

	•	The Ellis Appraisal estimated the economic useful life of the Canton Facility to be approximately 60 years.
•	Therefore, the lease term is not at least 75% of the property's estimated remaining economic life and this criterion is not satisfied.

4.	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.
	•	Based on the following factors, this criterion is not satisfied:
		•	For the reasons described in number 3 above, in accordance with EITF 92-1, Reebok is not required to bifurcate the land and building components for the purposes of the 90% test.
		•	For the reasons described in number 3 above, in accordance with paragraph 22a of SFAS 98, the Base Term is the appropriate lease term for purposes of the 90% test.
		•	Reebok calculated the present value of the minimum lease payments. Such calculation is attached as Appendix A and is based on the following:
a.

Since the three options available to Reebok at the expiration of the Base Term of the Amended Canton Lease are under Reebok’s control, the inclusion of the Guaranteed Residual Amount, and not the Termination Value, in the calculation of the minimum lease payments is appropriate for purposes of the 90% in accordance with SFAS 13, paragraph 5(j) and EITF 96-21 question 12.

b.

No asset retirement costs and no payments or terms tied to the Consumer Price Index or other indices are required by the Amended Canton Lease.  Therefore, it is not necessary to include these types of costs in the calculation of the minimum lease payments.

c.

There are certain indirect costs ($420,000) to be reimbursed to the Lessor which have been included in the calculation of the minimum lease payments, in accordance with EITF 96-21, question 6.  Costs incurred by Reebok have been excluded.

d.

Estimated costs of remarketing the property ($2.75 million, including commissions and various other expenses) have been included in the calculation of the minimum lease payments as Reebok is required to assume that the remarketing option will be elected at the end of the lease term.

			e.	There are no other costs that would be required to be included in the calculation of the minimum lease payments.

•

After considering the above factors, the present value of the minimum lease payments is less than 90% of the fair value of the Canton Facility (see Appendix A).  As calculated, the 90% test could accommodate additional expenses of approximately $1,093,900 without exceeding the 90% threshold.  Therefore this criterion is not satisfied.

In addition to the items and accounting literature considered above, Reebok also considered the guidance included within EITF 97-1.  The Amended Canton Lease provides that Reebok will indemnify the Lessor against any costs, claims or liabilities arising under any Federal, state or local environmental law, rule, or regulation.  Reebok performed an environmental site assessment and provided the Lessor with a certificate as concerning environmental matters, as required by the Amended Canton Lease. No findings were noted and Reebok concluded that the existence of any liability was remote. EITF 97-1 provides that, if the likelihood of a loss is remote, then the indemnity would not affect the classification of the lease as an operating lease.

Further, EITF 97-1 discusses non-performance related default covenants.  The Amended Canton Lease and related agreements contain various references to affirmative, negative, and financial covenants.  Under EITF 97-1 such covenants do not affect lease classification when all of the conditions listed in the EITF exist.  Reebok evaluated the conditions and concluded that all of the conditions listed in EITF 97-1 existed and therefore the lease classification is not impacted.

After evaluating all of the criteria discussed above, Reebok concluded that the Amended Canton Lease should be classified as an operating lease under SFAS 13 and related literature.

Rotterdam Lease

Background

On June 24, 1998 Reebok entered into an agreement  (the “Original Rotterdam Lease”) with ABN AMRO Leasing Inc. (the “Lessor”), various lenders, and ABN AMRO Bank NV as administrative agent, related to the construction and occupancy of the Rotterdam Distribution Center, a $37.1 million facility (the “Rotterdam Facility”).  The base term of the Original Rotterdam Lease expired on June 24, 2004.

On June 24, 2004 the Original Rotterdam Lease was amended and restated (the “Amended Rotterdam Lease”) and the term was renewed for an additional ten years (the “Base Term”).  Under the Amended Rotterdam Lease, Reebok has the option (the “Renewal Option”) to renew the lease for one five year period, for a maximum total lease term of fifteen years.  However, the Renewal Option may only be exercised with the consent of the Lessor.

At the expiration of the Base Term of the Amended Rotterdam Lease, Reebok has three options:

1.               Renew the lease (subject to the Lessor’s agreement) for one additional five year term (“Option 1”).

2.               Purchase the property for the “Termination Value,” as determined under the Amended Rotterdam Lease, which is an amount effectively equal to the amount financed by the lenders in connection with the acquisition of the Rotterdam Facility ($37.1 million) (“Option 2”).

3.               Arrange for a sale of the property to a third party.  In this case, Reebok guarantees a minimum residual amount ($30.8 million) (the “Guaranteed Residual Amount”) (“Option 3”).

In the absence of choosing any of the available options, Option 2 applies.

Based on an appraisal obtained by Reebok from Atis Real Weatheralls., dated May 27, 2004 (the “Atis Appraisal”), the then current fair value of the Rotterdam Facility at the inception of the Amended Rotterdam Lease was estimated by the appraiser to be substantially the same as the amount financed under the Amended Rotterdam Lease.

Evaluation Under US GAAP

In accordance with paragraph 9 of SFAS 13, the Amended Rotterdam Lease is considered a new lease because the Original Rotterdam Lease was renewed beyond the expiration of its original term.  Therefore, upon the effective date of the Amended Rotterdam Lease, Reebok was required to evaluate the classification of the Amended Rotterdam Lease. Under SFAS 13, paragraph 7, a lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:

1.             Ownership is transferred to the lessee by the end of the lease term.

•                  This criterion is not satisfied because at the end of the Base Term of the Amended Rotterdam Lease title is not automatically transferred to Reebok.  Title is only transferred to Reebok if, pursuant to Option 2, Reebok purchases the property at the Termination Value ($37.1 million).

2.             The lease contains a bargain purchase option.

•                  This criterion is not satisfied because Reebok may only purchase the property, pursuant to Option 2, at the Termination Value ($37.1 million) which is, based on the Atis Appraisal, greater than the estimated fair value of the Rotterdam Facility at the end of the Base Term ($34.3 million).

3.             The lease term is at least 75% of the property's estimated remaining economic life:

•      Based on the following factors, Reebok has concluded that this criterion is not satisfied:

•                  The Amended Rotterdam Lease is a building only lease and therefore EITF 92-1 is not relevant.

•                  The Base Term of the Amended Rotterdam Lease is 10 years.  This term represents the fixed non-cancelable term (SFAS 98 paragraph 22a).  The Amended Rotterdam Lease does not include any bargain renewal options or renewal penalties.  Further, as noted above the Renewal Option may not be exercised by Reebok without the consent of the Lessor.  Therefore, the Base Term is the appropriate term for purposes of the 75% test.

•                  The Atis Appraisal estimated the economic useful life of the Rotterdam Facility to be approximately 50 years.

•     Therefore, the lease term is not at least 75% of the property's estimated remaining economic life and this criterion is not satisfied.

4.	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.
	•	Based on the following factors, Reebok has concluded that this criterion is not satisfied:
		•	The Amended Rotterdam Lease is a building only lease and therefore EITF 92-1 is not relevant.
		•	For the reasons described in number 3 above, in accordance with SFAS 98 paragraph 22a, the Base Term is the appropriate lease term for purposes of the 90% test.
		•	Reebok calculated the present value of the minimum lease payments. Such calculation is attached as Appendix B and is based on the following:
a.

Since the three options available to Reebok at the expiration of the Base Term of the Amended Rotterdam Lease are under Reebok’s control, the inclusion of the Guaranteed Residual Amount, and not the Termination Value, in the calculation of the minimum lease payments for purposes of the 90% test is appropriate in accordance with SFAS 13, paragraph 5(j) and EITF 96-21 question 12.

b.

Asset retirement costs for the end of term appraisal and environmental reports totaling $64,500 are required by the lease agreement and have been included within the minimum lease payments for purposes of this calculation.

c.

The calculation of the minimum lease payment includes $865,300 at the inception of the June 2004 Amended Rotterdam Lease.  This represents the amount that Reebok needed to pay back to the Lessor on the Original Rotterdam Lease before entering into the June 2004 Amended Rotterdam Lease.  As this was a payment by Reebok on behalf of the Lessor in connection with establishing the Amended Rotterdam Lease, this amount was included in the minimum lease payments in accordance with SFAS 13.

			d.	Other indirect costs incurred by the Lessor were not paid by Reebok, and as such, were not included within the calculation of the minimum lease payments.
			e.	The annual administrative fee, payable by Reebok to the agent, has been included in the calculation of the minimum lease payments.

•

After considering the above factors, the present value of the minimum lease payments is less than 90% of the fair value of the leased property (See Appendix B).  We note that the 90% test could accommodate additional expenses of $90,000 at the inception of the lease without exceeding the 90% threshold.  Therefore, the criterion was not satisfied.

In addition to the items and accounting literature considered above, Reebok also considered the guidance included within EITF 97-1.  The Amended Rotterdam Lease and related agreements provide that Reebok will indemnify the Lessor against any costs, claims or liabilities arising under any Federal, state or local environmental law, rule, or regulation.  Reebok performed an environmental site assessment and provided the Lessor with a certificate concerning environmental matters as required by the Amended Rotterdam Lease.  No findings were noted and Reebok concluded that the existence of any liability was remote.  EITF 97-1 provides that, if the likelihood of a loss is remote, then the indemnity will not affect the classification of the lease as an operating lease.

Further, EITF 97-1 discusses non-performance related default covenants.  The Amended Rotterdam Lease and related agreements contain various references to affirmative, negative, and financial covenants.  Under EITF 97-1 such covenants do not affect lease classification when all of the conditions listed in the EITF exist.  Reebok evaluated the conditions and concluded that all of the conditions existed and therefore the lease classification is not impacted.

30.                 You indicated that you sell trade receivables from time to time to third party financial institutions and these transfers of receivables are not reflected in your consolidated balance sheets.  You also indicated on page 46 that you sold $30 million of accounts receivable in a single step securitization.  Please tell us how you account for these transactions on your balance sheet and in your statement of cash flows.  Please tell us and disclose whether these transactions are treated as a sale or as a secured borrowing pursuant to SFAS 140.  Please also tell us the amounts and the line items where the cash proceeds from these transactions are included in your statement of cash flows for each period presented.

Response to Comment 30

Prior to 2004, Reebok had from time to time sold receivables to third parties on a non-recourse basis, primarily at one of its European subsidiaries.  At December 31, 2003 there were approximately $21 million of outstanding sold receivables.  At December 31, 2003 Reebok was in the process of reducing outstanding amounts under the program and was not selling any new accounts receivable to the conduit.  There were no amounts outstanding under this program at the end of 2004.  Reebok treated these transactions as sales of receivables and recognized the proceeds from such sales in cash provided from operating activities.

During the fourth quarter of 2004 Reebok sold $30 million of receivables from one of its largest customers to BNP Paribas in a single step securitization and received net proceeds of $29.7 million.  The agreement was structured as a single step securitization and, accordingly, no special purpose entity was established to purchase the receivables.  The Company’s understanding from BNP Paribas is that BNP Paribas intends to hold the receivables for its own account and does not intend to remarket any corresponding residual interests to third parties.

Under SFAS 140, a transferor is considered to have surrendered control over transferred assets and, therefore, to have sold the assets (to the extent that consideration other than beneficial interests in the transferred assets is received in exchange) only if all of the following conditions are met:

•                  The transferred assets have been isolated from the transferor

•                  Each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor

•                  The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Reebok reviewed the conditions above and the related Receivable Purchase Agreement and concluded that all of the conditions were satisfied.  In addition, Reebok received a “true sale” opinion from Ropes & Gray LLP, its outside counsel, confirming that the transferred assets have been isolated from Reebok.  Therefore, Reebok concluded that the transaction should be accounted for as a sale of receivables under SFAS 140 and not as a structured financing.  As a result, Reebok derecognized the receivables and recognized the cash proceeds upon the close of the transaction.  The proceeds ($29.7 million) were included in cash provided from operating activities in the year-ended December 31, 2004.

Item 9A Controls and Procedures, page 92
Disclosure Controls and Procedures, page 92

31.                 Rule l3a-14 of the Securities Exchange Act of 1934 requires a certification signed by each principal executive and principal financial officer.  It is not clear whether you are referring to the certifications regarding disclosure controls and procedures or to the evaluation of disclosure controls and procedures.  If you are referring to the evaluation of disclosure controls and procedures, this is defined in Exchange Act Rules 13a-15(e) and 15d-15(e).  See SEC Release 33-8238, which became effective August 14, 2003.  Please file amendments to your Forms 10-K and 10-Qs to reference the appropriate paragraphs of the Securities Exchange Act of 1934.  In doing so, please refile each of these Forms 10-K and 10-Qs in their entirety, along with updated certifications.

Response to Comment 31

                Reebok regrets the incorrect citation, but believes that the incorrect citation has not misled any reader that the evaluation was anything other than an evaluation of the effectiveness of the design and operation of Reebok’s disclosure controls and procedures.  We respectfully suggest that no investor protection purpose would be served by revising and refiling these reports.  We will, of course, correct this citation in all future Exchange Act filings.

32.                 We note that your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures “were effective to ensure that information required to be disclosed in this report had been properly recorded, processed, summarized and reported within the required time periods.”  Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response to Comment 32

                Reebok acknowledges that it did not repeat all of the words of Rule 13a-15 in describing the function of disclosure controls and procedures.  Because the requested additional language from the Rule describes what disclosure controls and procedures “include, without limitation,” Reebok believes that they are illustrative and not definitional.  In any event, Reebok does not believe this omission was misleading to investors.  The balance of the Staff’s comment appears to relate to the next comment, which is addressed below.

33.                 You indicate that the CEO/CFO has concluded that “except as described in the following sentence, the disclosure controls were effective.”  Given the limitation noted, it remains unclear whether your CEO and the CFO have concluded that your disclosure controls and procedures are effective or not effective.  Please amend to state in clear and unqualified language, the conclusions reached by your CEO and CFO on the effectiveness of your disclosure controls and procedures.

Response to Comment 33

                Reebok respectfully disagrees that any statements are unclear about the effectiveness of its disclosure controls and procedures.  Reebok believes it would have been incorrect to state that disclosure controls and procedures are either ineffective or effective without the amplification discussed in the filing.  Reebok understands that the staffs of the Office of Chief Accountant and the Division of Corporation Finance have expressed the view that conclusions as to the effectiveness of internal control over financial reporting may not be qualified, but did not understand this position necessarily to apply to conclusions as to the effectiveness of disclosure controls and procedures.  If a similar situation were to arise in the future, Reebok would not include a similar amplification and respectfully requests that it not be required to amend the earlier filing.

Form 10-Q for the Period Ended June 30, 2005
General

34.                 Please address the comments above in your interim filings as well.

Response to Comment 34

                Our responses to Comment 34 are the same as the responses above.  We note that the Form 10-Qs for 2005 did not contain the amplification in the conclusion on the effectiveness of the disclosure controls and procedures.

*****

We hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7363 or Keith Higgins of our offices at (617) 951-7386.

Very truly yours,

/s/ Ryan E. Driscoll

Ryan E. Driscoll

cc:	Keith F. Higgins
Jane D. Goldstein
Diane Fernandes

Appendix A

CANTON FACILITY

Imputed Amount financed	$150,000,000.00
current 3 month Libor	1.12%	WSJ Feb 20
credit spread blended	1.32%	95%@.0125, 5 @.0255
imputed interest rate	2.44%
Residual value guaranty	$128,250,000.00
Deal cost	$500,000.00
Committed amounts
period 1	$913,125.00
period 2	$913,125.00
period 3	$913,125.00
period 4	$913,125.00
period 5	$913,125.00
period 6	$913,125.00
period 7	$913,125.00
period 8	$913,125.00
period 9	$913,125.00
period 10	$913,125.00
period 11	$913,125.00
period 12	$913,125.00
period 13	$913,125.00
period 14	$913,125.00
period 15	$913,125.00
period 16	$913,125.00
period 17	$913,125.00
period 18	$913,125.00
period 19	$913,125.00
period 20 plus residual guarantee	$129,163,125.00
NPV committed amounts	$130,736,100.79
plus deal costs paid to CSFB	$270,000.00	includes $10k commitment fee
upfront fee paid to banks	$150,000.00	10 basis points
Remarketing expenses	$2,750,000.00	1.5% comm + 500K misc expenses
Total committed NPV	$133,906,100.79
Appraised property value	$150,000,000.00
NPV commitments/value	89.3%

Appendix B

ROTTERDAM FACILITY

Company Name	Reebok International Ltd.
Date of First Payment	6/24/2004
Periodicity (# payments per year)	4

Beginning Lease Balance	$37,129,000.00

3 Month LIBOR as of June 18, 2004	1.55938%
Borrowing Rate (LIBOR + 135)	2.90938%

Residual at End of Lease	$37,129,000.00
Percent of Principal Guaranteed	83.00%

Annual Administrative Fee	$12,500.00
Appraisal Fee	$40,365.00
Environmental Report Fee	$24,216.00
Legal Fees (Estimate)	$373,132.00
Arrangement Fee	$150,000.00
Participation Fee	$93,080.63
Reebok Escrow Account	$865,299.23
90% Test Result	89.75%